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Milan

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Chris Edwards
Angela Connell
Dillon Hagius
Li Xiao

Re:	Imago BioSciences, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on April 5, 2021

CIK No. 0001623715

Ladies and Gentlemen:

On behalf of our client, Imago BioSciences, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 5, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated May 2, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by electronic mail a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

May 18, 2021

Prospectus Summary

Overview, page 1

1.	Please make the following revisions on this page:

•	clarify that the data from your two Phase 2 trials for MF and ET is interim data;

•	state how many patients are in each interim data set; and

•	clarify that the “pivotal” trials for MF and ET will be Phase 3 trials.

Response: In response to the Staff’s comment, the Company has revised pages 1, 3, 67, 80-82 and 87-92 of the Registration Statement.

Bomedemstat Overview, page 2

2.

We note your disclosure that bomedemstat received orphan and Fast Track designation for MF and ET. Please expand your disclosure to explicitly state that fast track designation does not guarantee an accelerated review by the FDA.

Response: In response to the Staff’s comment, the Company has revised pages 3, 89 and 93 of the Registration Statement.

Pipeline Table, page 2

3.

Please provide additional disclosure about why the first three arrows in this pipeline table are different lengths when it appears that all of these Phase 2 clinical trials are still enrolling patients. While we understand that your website is not incorporated by reference into the prospectus, we note that the pipeline table on your website breaks down these three Phase 2 trials into Phases 2a and 2b. Please consider whether similar disclosure, either in the pipeline table itself or a separate narrative description, would be appropriate in this prospectus.

Response: In response to the Staff’s comment, the Company has revised pages 2 and 81 of the Registration Statement. In addition, the Company respectfully advises the Staff that it plans to update the pipeline table on the Company’s website to be substantially consistent with the pipeline chart shown in the Registration Statement.

4.

We note that you have not yet identified a chemical entity to study for your hemoglobinopathies and solid tumor programs. Please remove these programs from the table or explain the basis for your belief that they are material and should be included in your pipeline table.

Response: In response to the Staff’s comment, the Company has revised pages 2 and 81 of the Registration Statement.

May 18, 2021

Additional Programs Targeting LSD1, page 3

5.

Please provide additional narrative description about your ongoing investigator-sponsored trial is evaluating bomedemstat in patients with PV such as its current phase (which your pipeline table suggests is Phase 2) and any other material information about the trial, including how many patients it will enroll. Please mirror these additional disclosures in your Business section.

Response: In response to the Staff’s comment, the Company has revised pages 4, 82 and 94 of the Registration Statement.

Bomedemstat in ET, page 3

6.

Please balance you disclosure that “[t]here have been no serious adverse events, or SAEs, safety signals, dose-limiting toxicities or deaths related to drug as of the cut-off date” in your ongoing Phase 2 trial of bomedemstat in EF trial with your disclosure on page 20 that eight patients (80%) in your ongoing Phase 2 EF trial have reported 67 adverse events.

Response: In response to the Staff’s comment, the Company has revised pages 2, 3, 20 and 87 of the Registration Statement to delete references to “safety signals” and to add a summary definition of “dose-limiting toxicities.”

Bomedemstat in MF, page 3

7.

Please balance your disclosure that “there have been no safety signals, dose limiting toxicities or deaths related to drug as of the cut-off date” in your ongoing Phase 2 trial of bomedemstat in MF with your disclosures on pages 20 and 87 that 55 patients (89%) in this trial have reported 1,001 adverse events (of which 63 were serious adverse events) and that eight of these serious adverse events were deemed by investigators as possibly related to bomedemstat.

Response: In response to the Staff’s comment, the Company has revised pages 3, 20 and 92 of the Registration Statement to delete references to “safety signals” and to add a summary definition of “dose-limiting toxicities.”

Our product candidates or any future product candidates may be associated with undesirable side effects or adverse events. . . ., page 20

8.

You disclose that 55 patients (89%) in your ongoing Phase 2 MF trial have reported 1,001 adverse events (of which 63 were serious adverse events) and that eight patients (80%) in your ongoing Phase 2 EF trial have reported 67 adverse events. Please provide further disclosure about why you have determined there are no safety signals or dose limiting toxicities attributed to bomedemstat, especially considering that eight of these serious adverse events in the Phase 2 MF trial were deemed by investigators as possibly related to bomedemstat.

Response: In response to the Staff’s comment, the Company has revised pages 2, 3, 20, 87, 91 and 92 of the Registration Statement to delete references to “safety signals” and to add a summary definition of “dose-limiting toxicities.”

May 18, 2021

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery. . . ., page 54

9.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, the Company has revised page 55 of the Registration Statement.

Use of Proceeds, page 60

10.	Please specify how far in the clinical development of bomedemstat for MF and EF you expect to reach with the proceeds of this offering.

Response: In response to the Staff’s comment, the Company has revised page 60 of the Registration Statement. The Company respectfully advises the Staff that once an estimated offering amount is available, the Company intends to further revise the Registration Statement to specify how far in the clinical development of bomedemstat for ET and MF the Company expects to reach with the proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Polices and Estimates Common Stock Valuations, page 76

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Intellectual Property, page 94

12.

You disclose that you own seven patent families for bomedemstat, but you only provide disclosure about two of these families. For the other five families of patents, please include the type of patent protection granted (i.e., composition of matter, use, or process), their expiration date, and their jurisdiction. Additionally, please provide the patent expiration date and its jurisdiction for the patent family related to your irreversible LSD1 inhibitors.

Response: In response to the Staff’s comment, the Company has revised page 96 of the Registration Statement.

May 18, 2021

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

* * *

May 18, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter

Benjamin A. Potter

of LATHAM & WATKINS LLP

cc:	Hugh Y. Rienhoff, Jr. M.D., Imago BioSciences, Inc.

Matthew Plunkett, Ph.D., Imago BioSciences, Inc.

Richard A. Kline, Latham & Watkins LLP

C. Brophy Christensen, Jr., O’Melveny & Myers LLP

Eric C. Sibbitt, O’Melveny & Myers LLP